Geron Corporation 919 E. Hillsdale Blvd., Suite 250 Foster City, CA 94404 +1 650 473 7770 main
+1 650 473 7750 fax www.geron.com

VIA EDGAR

October 9, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549
Attn: Abby Adams

Re:	Geron Corporation
Acceleration Request for Registration Statement on Form S-3
File No. 333-248637

Dear Ms. Adams:

The undersigned registrant hereby respectfully advises the Staff that it is withdrawing its previous request that the above-referenced Registration Statement be declared effective on Friday, October 9, 2020. The registrant hereby undertakes to advise the Staff regarding any future acceleration request as soon as possible.

Sincerely,

Geron Corporation

By:	/s/ Olivia Bloom
Olivia K. Bloom
Executive Vice President, Finance and Chief Financial Officer

cc:	Chadwick L. Mills, Esq.